Exhibit 12(b)

Consolidated Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)	2013		2012	2011		2010		2009

Earnings(1) :
Income (loss) before income tax expense (benefit)	$243,045		$(339,555)	$178,828		$244,415		$143,670
Fixed charges	103,849		125,219	249,743		282,456		365,516
Preferred stock dividends(4)	(30,123)		(8,838)	–		–		(28,140)
Other adjustments(2)	(6,920)		(6,070)	(4,874)		(3,381)		125

Total earnings (loss) (a)	$309,851		$(229,244)	$423,697		$523,490		$481,171

Fixed charges and preferred stock dividends(1):
Interest on deposits	$36,604		$40,897	$45,108		$61,229		$122,112
Interest on borrowings	25,312		63,617	193,155		209,446		203,063
Interest portion of rental expense(3)	11,785		11,847	11,462		11,560		11,781
Preferred stock dividends(4)	30,123		8,838	–		–		28,140
Other adjustments(5)	25		20	18		221		420

Total fixed charges and preferred stock dividends (b)	$103,849		$125,219	$249,743		$282,456		$365,516

Ratio of earnings to fixed charges and preferred stock dividends (a/b)(7)	2.98	x	–	1.70	x	1.85	x	1.32	x
Earnings, excluding interest on deposits:
Total earnings (loss)	$309,851		$(229,244)	$423,697		$523,490		$481,171
Less interest on deposits	36,604		40,897	45,108		61,229		122,112

Total earnings (loss) excluding interest on deposits (c)	$273,247		$(270,141)	$378,589		$462,261		$359,059

Fixed charges and preferred stock dividends, excluding interest on deposits:
Total fixed charges and preferred stock dividends	$103,849		$125,219	$249,743		$282,456		$365,516
Less interest on deposits	36,604		40,897	45,108		61,229		122,112

Total fixed charges and preferred stock dividends, excluding interest on deposits (d)	$67,245		$84,322	$204,635		$221,227		$243,404

Ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits (c/d)(6)(7)	4.06	x	–	1.85	x	2.09	x	1.48	x

(1)
As defined in Item 503(d) of Regulation S-K

(2)
For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest and subtracting interest capitalized.

(3)
The appropriate portion of rental expense (generally one-third) deemed representative of the interest factor.

(4)
Preferred stock dividends represents the pre-tax earnings that would be required to cover such dividend requirements.

(5)
For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs.

(6)
The ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.

(7)
Earnings for the period ended December 31, 2012 were inadequate to cover fixed charges and preferred stock dividends. Additional earnings of $354.5 million would have been needed to bring both the ratio of earnings to fixed charges and preferred stock dividends and the ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits, to 1.0.